Filed Pursuant to Rule 433
Registration No. 333- 177789
July 30, 2012

U.S.$1,000,000,000
TransCanada PipeLines Limited

2.500% Senior Notes due 2022

Issuer:	TransCanada PipeLines Limited

Security:	2.500% Senior Notes due 2022

Size:	U.S.$1,000,000,000

Maturity Date:	August 1, 2022

Coupon:	2.500%

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2013

Price to Public:	99.921%

Benchmark Treasury:	1.750% due May 2022

Benchmark Treasury Yield:	1.509%

Spread to Benchmark Treasury:	+100 basis points

Yield:	2.509%

Redemption:	At any time at the greater of par or a discount rate of Treasury plus 15 basis points

Trade Date:	July 30, 2012

Expected Settlement Date:	August 2, 2012 (T+3)

CUSIP:	893526 DM2

ISIN:	US893526DM20

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at (877) 858-5407 or J.P. Morgan Securities LLC collect at (212) 834-4533.